

Mail Stop 3030

November 24, 2009

Raja M. Parvez
Chief Executive Officer and President
Rubicon Technology, Inc.
9931 Franklin Avenue
Franklin Park, Illinois 60131

>   **Re: Rubicon Technology, Inc.**
>   **Form 10-K for the fiscal year December 31, 2008**
>   **Filed March 13, 2009**
>   **File No. 1-33834**

Dear Mr. Parvez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year December 31, 2008

Item 11. Executive Compensation, page 44

1.   We refer to your disclosure under the caption "Equity Incentive Compensation" on page 16 of the proxy statement that you have incorporated by reference into your Form 10-K. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example,

       please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

2.   We refer to your disclosure under the caption "Severance and change in control arrangements" on page 17 of the proxy statement that you have incorporated by reference into your Form 10-K. Please tell us where you filed as exhibits your new employment agreement with Mr. Parvez and your amended employment agreement with Mr. Weissman.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director